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                                                   Commission File No. 333-33600


Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cornerstone Properties Inc.

SET FORTH BELOW ARE THE PORTIONS OF THE SCRIPT FOR THE EQUITY OFFICE PROPERTIES TRUST 1ST QUARTER 2000 CONFERENCE CALL HELD ON MAY 3, 2000 RELATING TO THE PROPOSED BUSINESS COMBINATION OF EQUITY OFFICE PROPERTIES TRUST AND CORNERSTONE PROPERTIES INC.

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              A Registration Statement relating to the Equity Office Properties
Trust securities to be issued in the merger of Cornerstone Properties Inc. with and into Equity Office Properties Trust has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. The portions of the conference call script set forth below shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

              Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the conference call script set forth below, when it becomes available, because it will contain important information. The joint proxy statement/prospectus has been filed in preliminary form with the Securities and Exchange Commission by Equity Office Properties Trust and Cornerstone Properties Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity Office Properties Trust and Cornerstone Properties Inc. with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, 21st Floor, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone (312) 446-3300. Under the proxy rules, the participants in the solicitation include all of the trustees of Equity Office Properties Trust whose ownership of Equity Office Properties Trust securities is described in Equity Office Property Trust's 2000 Annual Meeting Proxy Statement filed with the SEC.

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I.     INTRODUCTION (DIANE MOREFIELD)

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              Before we begin, we would remind you that certain statements made in the course of this conference call as to future events will constitute forward-looking statements within the meaning of the Federal Securities Laws. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward looking statements is contained in the Company's Form 10-K which is on file with the Securities and Exchange Commission.

              In respect to any discussion of our proposed merger with Cornerstone, our investors and security holders are urged to read the joint proxy statement/prospectus regarding this merger when it becomes available, since it will contain important information. The joint proxy statement/prospectus has been filed in preliminary form with the Securities and Exchange Commission by Equity Office and Cornerstone. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) from either the SEC or the Company.

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II.    CURRENT TOPICS (TIM CALLAHAN)

       -  CORNERSTONE MERGER / INTEGRATION UPDATE

          Certainly paramount on investor's minds is the status of our Cornerstone merger.

          The S-4's for both the common shareholders and OP unitholders have been filed on a preliminary basis. We received a "no review" from the SEC and have set a record date of May 12th, 2000. Closing is tentatively scheduled for June 19th.

          There is an integration team in place which is cross functional and meets weekly (beginning the first week of our announcement).


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          There is a Cornerstone counterpart for each functional area who has worked with Equity Office functional leaders to devise a joint integration plan, etc. Cornerstone systems and processes are expected to be integrated into EOP's at the close, but the platform will be in place prior to the close.

          The integration of Cornerstone employees is taking place across the country - of roughly 290 Cornerstone employees, approximately 220 are expected to be joining EOP.

          Our internal estimates continue to target approximately $20 - 24MM in G&A savings in 2001, as projected when we announced the transaction.

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       -  DEVELOPMENT

          - PIPELINE - Our development pipeline over the past 18 months has proved very successful, which we think supports our strategy for being selective on development projects and partnering with the best local players.

              At March 31st we had approximately $290MM in developments (1.4MM
              SF) which are approximately 88% leased. We have had similar success in the developments which have already opened over the past 6 - 12 months.

          - WILLIAM WILSON / DEV CO. - When we announced the Cornerstone merger we highlighted our interest to negotiate a mutually beneficial arrangement with William Wilson to co-develop the assets under the Cornerstone development pipeline. We suggested that this would likely be a separate subsidiary and would be structuring the entity over the ensuing months.

              We recently came to an agreement in principle of the major business terms to create a development subsidiary which will be structured as follows:

              - Ownership - 50.1% - affiliates of Wilson, 49.9% - affiliates of EOP

              - The subsidiary will be capitalized with $14MM, funded in accordance with the respective ownership interests, to be used for existing pipeline projects (Ferry Building, 1st and Howard, Concar).


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              -   Each partner may fund an additional $3MM. (EOP will also
                  provide a $500M working capital line at 9% or Libor + 300 bp, whichever is greater).

              - Management - Wilson will run the day to day operations and be the managing member; have a four person board - two from Wilson and two from EOP. Major decisions require board approval.

              - EOP has right of first refusal in any new development projects.

              - Devco will be responsible for development and construction management (3% fee), EOP will be the property manager, and both parties share the leasing responsibility.

              - The structure contemplates that EOP will be able to buy out Devco's interest in most projects at stabilization.

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       -  TOP MARKETS SUMMARY

          I walked through an overview of our views about our top markets on our 4th Quarter call in February and these markets continue to be healthy, with some actually experiencing significant rent growth in the 1st Quarter.

          I'd like to just touch on our top 5 or 6 markets, based on our exposure post Cornerstone, very briefly.

          - BOSTON - Continues to experience favorable supply / demand characteristics, overall vacancy of 4%, with less than 3.5% CBD vacancy. Over 3MM SF of absorption in 1999, supply seems to be meeting demand. Biggest concern is labor shortage with a 2.9% unemployment rate.

          - CHICAGO - Experienced strong rental rate growth in the CBD during 1999, which is beginning to moderate. Total net absorption of 4.5MM SF in 1999, and three-year annual average of 4.7MM. Some new construction activity beginning in the CBD (3.5MM SF) with deliveries in '01 / '02 time frame. Our leasing strategy includes working on early renewals to moderate rollover risk in these years.

          - SAN FRANCISCO - Unprecedented demand coupled with minimal available space has resulted in significant rent spikes in this market - up over 35% since January 1st. Bay area is seen as the capital for high tech / Internet related companies and not seeing


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              any moderation in demand. At this point, the downtown market would be very difficult to overbuild given Prop M which limits new office construction to 1,000,000 SF per year. William Wilson has been allocated 850,000 SF in Prop M authority for its planned 4 building development at 1st and Howard, which we are confident will be a very successful project. Believe San Francisco will be one of the strongest office markets in the country for the foreseeable future.

          - WASHINGTON, D.C. - Just participated in an investor conference in this market 2 weeks ago and many of you were able to see the strength of this market first hand. Net absorption level last year was 7.7MM SF and the three-year average annual is 5.7MM SF. Has the demand and stability of the government's economy, but a major force and growth from Internet / high tech. Considered the most "wired" geographic area in the country with regards to fiber optic capacity.

          - ATLANTA - One of the fastest growing areas in the country in terms of in-migration and job growth - almost double the national average. Net absorption of 6MM SF in 1999 and a three-year annual average of 5.1MM SF. Rent growth has moderated due to new supply, but demand has generally kept up with the new supply. See a significant tapering off of new construction in '01.

          - SEATTLE - Continues to be a healthy and robust office market. Net absorption of 4.1MM SF in 1999. Three year average of 3.3MM SF. Rent growth was nearly 20% in 1999 over 1998, and high single digit rent growth expected in 2000. Have had great leasing success in our development projects in Seattle and Bellevue submarket - virtually 100% leased at opening.

          - NEW YORK - Experienced very strong demand on an ongoing basis from traditional business (financial services, etc.) but also seeing demand from "new economy" companies. Rents up 8% in the 1st quarter to average rate over $40, and vacancy of 5% citywide. Net absorption in 1999 of 4MM SF, average net absorption of 10MM SF pa over the past three years. Very little new supply in Manhattan due to difficult building requirements. New supply currently under construction substantially preleased.

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